Dreyfus Founders Funds, Inc. File No. 811-1018
Form N-SAR Item 77.D.

Policies With Respect to Securities Investments

The Board of Directors of Dreyfus Founders Funds, Inc. (the “Registrant”) approved the following changes in policies with respect to securities investments of its series portfolios (the “Funds”):

Dreyfus Founders Balanced Fund (“Balanced Fund”)

The Balanced Fund’s policy that a minimum of 25% of the Fund’s total assets be invested in investment grade fixed income securities was revised by deleting the requirement that such securities be rated investment grade, effective as of August 16, 2006.

The equity Funds’ policy that no more than 5% of a Fund’s total assets may be invested in bonds, debentures, convertible securities and corporate obligations rated below investment grade, either at the time of purchase or as a result of a rating reduction after purchase, or in unrated securities believed by Founders Asset Management LLC (“Founders”) to be equivalent in quality to securities rated below investment grade, was revised to permit the Balanced Fund to invest up to 15% of the fixed income portion of that Fund’s total assets in bonds, debentures, convertible securities and corporate obligations that are rated below investment grade or are unrated, effective as of August 16, 2006.

The Board of Directors determined that dollar-denominated foreign debt obligations would not be counted as foreign securities for purposes of certain Funds’ maximum limits on investments in foreign securities, effective as of August 16, 2006.

Dreyfus Founders Discovery Fund (“Discovery Fund”)

Discovery Fund’s definition of small-cap companies was revised to be: companies which, at the time of purchase, have market capitalizations equal to or less than the market capitalization of the largest company included in the Russell 2000 Growth Index, effective as of August 1, 2006.